Enertopia Corporation
950-1130 West Pender Street
British Columbia, Canada V6E 4A4
Telephone: (604) 602-1633

May 9, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Enertopia Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File No. 000-51866
Filed April 10, 2014

Further to the filing of a Preliminary Proxy Statement on Schedule 14A filed by the Company on April 10, 2014, the Company writes to update response of the Company to your letter to the Company dated April 30, 2014 regarding the Company’s Preliminary Proxy Statement on Schedule 14A. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Election of Directors, page 8

1.

Please provide complete disclosure required by Item 401(e) of Regulation S-K, including without limitation the dates that the nominees served in each of their respective prior positions indicated, the nature of their responsibilities in those positions and the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response:                     The Company has revised the amended Preliminary Proxy Statement on Schedule 14A/A to include the disclosures required by Item 401(e) of Regulation S-K.

Adoption of Stock Option Plan, page 21

Financial Information, page 31

1.	Please provide the disclosure required by Item 10(a) of Schedule 14A or tell us how you determined that such disclosure is not required, given the terms of Section 5.8 of the Stock Option Plan.

Response:                     The Company has revised the amended Preliminary Proxy Statement on Schedule 14A/A to include the disclosures required by Item 10(a) of Regulation S-K.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ENERTOPIA CORP.

Per:	/s/ Robert G. McAllister
Robert G. McAllister
President and Director